J.P. Galda & Co.
Attorneys-at-Law
143 Clover Hollow Road
Easton, Pennsylvania 18045
Telephone (215) 815-1534

November 19, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Algae Dynamics Corp. (formerly known as Converted Carbon
Technologies Corp.)
Registration Statement on Form S-1
Registration Number 333-199612

Ladies and Gentlemen:

On behalf of Algae Dynamics Corp. (the “Registrant”), please find attached the Registrant’s responses to the Staff’s comment letter dated November 19, 2014 (the “Comment Letter”), which have been addressed in the Amended Registration Statement filed today.  The numbered responses below correspond to the numbered paragraphs in the Comment Letter.

1.	As previously noted, the shareholder agreement has been terminated and accordingly should have been removed as an exhibit. We have now done so and the exhibit index has been corrected.

2.	The letter terminating the shareholder agreement preserved the Registrant’s access to the algae strains. This has been disclosed on page 13.

As we discussed, we would like to be effective as of the close of business on Friday and would like to file an acceleration request by the end of the day.  Please get back to me as soon as possible regarding this timing.

Sincerely,

/s/ Joseph P. Galda